Exhibit 5

May 30, 1995



San Diego Gas & Electric Company
101 Ash Street
San Diego, CA  92101


Re:     16 Million Shares of the Common Stock,
              without par value, of San Diego Gas &
              Electric Company Issuable Pursuant to
              its Common Stock Investment Plan

Dear Sirs:

        I have acted as General Counsel to San Diego Gas & Electric Company (the "Company") with respect to the Company's proposed offer and sale of up to 16,000,000 additional shares of its common stock, without par value
(the "Shares"), pursuant to the Company's Common Stock
Investment Plan ("the Plan"). The Shares will be offered and sold pursuant to the Company's Registration Statement on Form S-3 (the "Registration Statement") to be filed with the Securities and Exchange Commission via EDGAR on May 30, 1995.

        As such counsel, I have made or a member of my staff has made such legal and factual examinations and inquiries as I deemed advisable under the circumstances for the purpose of rendering this opinion and, in the course thereof, I have obtained from officers and other representatives of the Company such assurances as to factual matters as I considered necessary.

        On the basis of and relying upon the foregoing examinations and inquiries, I am of the opinion that the Shares when issued, delivered and paid for in accordance with the provisions of the Plan as described in the Registration Statement, will be validly issued, fully paid and non-assessable.

        I hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption "Legal Opinions" in the Registration Statement.

                         Very truly yours,


                         /s/ Nad A. Peterson
                         Nad A. Peterson
                         General Counsel